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CRAIG G. CHRISTENSEN, ESQ.
CCHRISTENSEN@PENNEYANDASSOCIATES.COM

December 1, 2009
VIA OVERNIGHT DELIVERY

RECEIVED
DEC X 7 2009
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
ATTN: John Reynolds, Assistant Director
100 F Street, N.E.
Mail Stop #3561
Washington, D.C. 20549

Received SEC
DEC 0 / 2009
Washington, DC 20549

Re: **inForm, Inc./Third Amended Regulation A Offering Circular and Statement**
File No. 024-10223
Response to Comment Letter Dated October 2, 2009

Dear Mr. Reynolds:

This letter accompanies the submittal of an original and six copies of a (Third) Amended Offering Statement and Offering Circular of inForm, Inc. (the "Company"), an Oregon corporation. Specific responses to comments in your letter dated October 2, 2009 are set forth in the body of this letter and are numbered sequentially and labeled to correspond with the numbered/labeled comments in your October 2 letter:

General Comments.

1. The Plan of Operation and principal steps needed to reach each milestone are detailed in section 4(a) as follows:

"4.(a)

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Identify and contract with targeted high-end automotive customers;establish office facility in southeast U.S.	Personal contacts by management	Six months
(2)	Hire staff and procure production equipment, tools	Supervision and equipment acquisition by on-site manager	Nine months
(3)	Product development, finalization and delivery	In-house development with officer/director oversight	Twelve months
(4)	Expansion of services to aircraft and boating customers	In-house marketing with officer/director oversight	Eighteen months

The Company anticipates that the minimum funding required to achieve each of the above milestones is as follows:

(1)   (1st six months):

Office deposit and rent	$35,000
Tenant improvements	$15,000
Furnishings and equipment	$100,000
Personnel	$25,000
Vehicle expense	$12,000
Telephones and Utilities	$13,000
Business registration, licenses	$5,000
Accounting/legal	$5,000
TOTAL	**$210,000**

2

(2) (months 7-9)

Machinery, devices, tools	$30,000
Warehouse rent and tenant improvements	$25,000
Compressor, autoclave, color mixer	$70,000
Compressor	$20,000
CAD station, CATIA V5 Plotter & support equipment	$45,000
Network/DSL terminal, ISDN terminal	$4,000
Laptops, miscellaneous software	$9,000
Marketing brochures	$9,000
Management and personnel compensation	$81,000
Rent	$15,000
Miscellaneous operating costs (supplies, insurance, etc.)	$13,000
Accounting/legal	$5,000
TOTAL	**$326,000**

(3) (months 10-12)

Management and personnel compensation	$81,000
Raw materials for prototypes	$10,000
Rent (office and warehouse)	$30,000
Miscellaneous operating costs	$15,000
Accounting/legal	$8,000
TOTAL	**$144,000**

(4) (months 13-18)

Management and personnel compensation	$200,000
Raw materials	$20,000
Rent (office and warehouse)	$60,000
Miscellaneous operating costs	$30,000
Accounting/legal	$10,000
Reserve for contingencies	$100,000
TOTAL	**$420,000**
GRAND TOTAL (months 1-18)	**$1,100,000"**

The need and availability of specialized equipment or labor is addressed in section 3(b) as follows: " **The design services are primarily computer-based and will utilize both commercial and proprietary software to meet the customer's requirements. No services have begun and no services will begin until the Company has identified the specific customers and their projects, which is a primary task for the initial phase of development. Therefore no working** prototypes exist at this time. Products, if any, will consist of dies, molds and manufacturing components to be designed by the Company and produced by subcontractors since the Company does not intend to establish U.S. tooling or production facilities initially. It is anticipated that some existing customers of the Company's sister company, inForm, GmbH, will become customers of the Company. However the Company has not entered into any agreements or understandings with any customers. The Company does not expect to be dependent upon a limited number of suppliers, as technology hardware, software and design engineering equipment is readily available. The Company believes that there is an adequate pool of qualified computer engineers and technicians available in the United States and/or via foreign outsourcing to staff the initial development phase of the Company. No major supply contracts exist."

In addition, details regarding the Plan of Operation are found in revised sections 3(a) and 3(c) as follows:

"In the event that less than the maximum offering amount is sold in this offering, the Company intends to focus its initial efforts and expenditures of offering proceeds on a more narrow business objective based on Management's recent market observations of the automotive supply industry. The Company will target a unique market niche for customized carbon fiber components and accessories. These products will include components for racing car bodies, private jets, boats and yachts, etc. In support of its engineering and design efforts, the Company will also seek to establish one or more small-batch production facilities over the next five years. (See 3(b) and (c))."

"Business segment	Key targeted customers
Customized carbon fiber components,accessories and layouts for race cars, private jets and yachts	High-end consumers and recreational businesses
Vehicle manufacturing design; Automotive supply industry	AUDI, BMW Group, Daimler AG, AMG, Ford General Motors, Porsche, Toyota
Machine and equipment Manufacture	BMW Group, Daimler AG, Kittel, Porsche, RUAG, Volkswagen AG
Aviation-and space industries	Airbus, Eurocopter/American Orbit, RUAG
Innovative power generation Generation"	Babcock Noell Nuclear, Siemens Power

Risk Factors.

2. The pertinent portion of Risk Factor five has been revised to read as follows:

"The potential adverse factors in each market sector are described as follows: . . . ."

3. Risk Factor three has been revised and expanded to read as follows:

"(3) Purchasers Will Suffer Dilution in Net Tangible Book Value. This Offering reflects only those preferred shares which have been authorized by the Company to be offered at this time. This Offering does not reflect shares which may be issued in the future. If all shares of preferred stock authorized in the Articles of Incorporation (26,250,000) were issued, the value of the preferred shares in this offering would be adversely affected. (See "Principal Stockholders"). Moreover, because the currently outstanding shares were issued primarily as promotional shares for no or nominal monetary consideration, subscribers of this Offering will suffer an immediate and *severe* dilution of the value of their shares based upon the current *negative* book value of the Company of zero ($0.00). The dilution amount is calculated by adding the net offering proceeds to the current book value of the Company and dividing that total by the *sum* of the outstanding preferred shares and the preferred shares to be sold in this Offering. For instance, if 100% of the Offering is sold, the net Offering proceeds of $4,968,000 (see "Use of Proceeds") are added to the net book value of zero, resulting in a *projected* net book value of $4,968,000. The projected net book value is then divided by the number of the outstanding preferred shares (5,840,000 *plus* the 500,000 newly issued preferred shares for a sum of 6,340,000 shares), resulting in a diluted per share value of $0.78 per share or a dollar *dilution* of $9.22 per share. The following table illustrates both the percentage amount of the dilution and the per share dilution amounts assuming, alternatively, that 25%, 50%, 75% or 100% of the offering is sold:

Offering Percentage Sold	Overall % Dilution	Per/Share Dilution
25% (125,000 shares)	97.9%	$9.79
50% (250,000 shares)	95.9%	$9.59
75% (375,000 shares)	94.1%	$9.41
100% (500,000 shares)	9.22%	$9.22"

Offering Price Factors

4. The response to question 7 re net tangible book value has been revised to read as follows and is now reconciled with the financial statements:

7. "(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

($0.00) ($0.00 per share) Because the Company has no assets or liabilities as defined in 7(a), the net tangible book value is zero.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The Company has never commenced operations and is in the initial stage of development. The Company believes that the offering price per share is justified based upon its business prospects and the stated par value of the Shares in its organizational documents."

5.   The response to question 8(b) has been revised to read as follows:

"(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

Not applicable. The Company is not offering any shares of common stock nor any conversion rights to common stock.

If the maximum is sold: _____ * **Not applicable.**
If the minimum is sold: _____ * **No minimum.**

*   These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: **not applicable.** These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: **not applicable.**".

Use of Proceeds

6.   The reference in Use of Proceeds to management's right to reallocate offering proceeds has been deleted. The statement in the Use of Proceeds regarding allocation of offering proceeds has been modified to read as follows, including a reference to section 3(a) which further explains the Company's intentions if less than the maximum offering amount is sold:

"THE FOREGOING STATEMENT OF PROJECTED USES OF PROCEEDS REPRESENTS THE COMPANY'S ESTIMATED ALLOCATION OF OFFERING PROCEEDS BASED UPON INFORMATION AVAILABLE AT THE DATE OF THIS OFFERING. IF LESS THAN THE MAXIMUM AMOUNT OF OFFERING PROCEEDS IS RAISED, THE COMPANY WILL BE FORCED TO EITHER REVISE ITS BUSINESS PLAN (SEE SECTION 3(A)) OR SEEK ADDITIONAL CAPITAL FROM OTHER SOURCES. THERE CAN BE NO ASSURANCE THAT THE COMPANY WOULD BE ABLE TO SUCCESSFULLY REVISE ITS BUSINESS PLAN OR RAISE ADDITIONAL

CAPITAL. IF THE COMPANY SHOULD FAIL TO ACCOMPLISH EITHER ALTERNATIVE, INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT IN THE COMPANY. AS DESCRIBED MORE FULLY IN SECTION 3(A), THE COMPANY BELIEVES THAT IT CAN PURSUE A LESS EXPANSIVE, MORE FOCUSED BUSINESS MODEL FOR APPROXIMATELY 25% OF THE TOTAL OFFERING AMOUNT. IF MORE THAN 25% BUT LESS THAN 100% OF THE OFFERING IS SOLD, THE COMPANY WILL USE ITS BEST JUDGMENT IN ALLOCATING THE OFFERING PROCEEDS BASED UPON THEN-CURRENT BUSINESS CONDITIONS AND OPPORTUNITIES."

7. The revised response to question 11 now reads as follows:

"Assuming that this offering is successful in raising at least 25% of the maximum offering amount, the Company does not presently anticipate having within the next twelve months any cash flow or liquidity problems. See Risk Factor 10 and section 4(a). The Company is not in default or in breach of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments. The Company's has no trade payables. The Company is not subject to any unsatisfied judgments, liens, or settlement obligations. See section 8(a) 'Use of Proceeds'."

The revised response to question 12 now reads as follows:

"The Company's cash requirements will be dependent, in part, on the timing of customer development efforts in the southeastern United States. The use of offering proceeds may be accelerated or slowed depending upon initial customer demand and requirements. The Company does not anticipate the need for additional funds beyond the maximum offering amount. For a more detailed discussion of the Company's intended response if less than the maximum offering amount is sold, see sections 3(a), 3(b), 4(a) "Business and Properties" and 8(a), 'Use of Proceeds'."

Capitalization

The capitalization section has been revised in part to disclose the number of common shares currently outstanding. The pertinent portion reads as follows:

Number of common shares authorized: **50,000,000** shares.

Par or stated value per share, if any: $10.00.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **500,000 shares.**.

Number of common shares outstanding: **26,250,000.**

Number of preferred shares authorized: **26.250,000** shares.

Par or stated value per share, if any: $10.00

Number of preferred shares issued and outstanding: **5,840,000.**"

Description of Securities.

8.   The explanation of the preferred shares' dividend and liquidation rights has been revised to clarify that preferred share dividends are at the discretion of the board but, once declared by the board, unpaid dividends will accrue (cumulate) until paid. Further explanation regarding preferred share rights and characteristics has also been added. The explanation now reads as follows:

> "**Special voting rights**: If declared dividends on preferred stock are in arrears for eight or more quarterly periods, holders of preferred stock shall be entitled to vote separately as a class to elect a majority of the board of directors at any annual or special meeting of shareholders. (Section 2(c), Amended Articles of Incorporation).
>
> **Preferences as to dividends**: Preferred shareholders are entitled to receive dividends only as declared at the discretion of the board of directors. Dividends declared by the board must be paid to preferred shareholders prior to any declared dividends on common stock. Dividends declared by the board on preferred shares accrue from the date of *issuance* of the shares and are *cumulative*, so that shareholders of common stock may not receive any dividend or other distribution until the cumulative preferred dividends have been paid. In the event of a common stock split or dividend, preferred shareholders shall receive a proportional increase in their preferred shares. In the event of a consolidation or reduction in the number of common shares, the dividend rights of the preferred shares shall be proportionately decreased. (Section 2(a), Amended Articles of Incorporation).
>
> **Preferences upon liquidation:** In the event of liquidation or dissolution of the Company, preferred shareholders shall receive from the assets available for distribution an amount equal to $10.00 per share plus all declared and unpaid dividends. If the available assets are insufficient to make such a distribution in full, the preferred shareholders shall share ratably in any distribution of available assets. (Section 2(b), Amended Articles of Incorporation."

9. This will confirm that the entire attachment to Article 7 of the Articles of Incorporation is included in Exhibit A. The order of the pages has been corrected.

Principal Stockholders.

10. The number of shares of preferred stock outstanding has been corrected to 5,840,000 shares and the number of preferred shares assuming the maximum number are sold in the offering will be 6, 340,000 shares. The number of shares outstanding has been reconciled with the financial statements and also in the capitalization section.

Management relationships, Transactions and Remuneration.

11. Risk factor 12 has been eliminated in its entirety since it incorrectly stated the Company's intentions. The reference in section to a "planned strategic alliance" has also been eliminated". Section 39(b) has been revised to read as follows:

"The Company has not entered into any agreement with its German affiliate, inForm, GmbH. However, due to the commonality of management personnel and shareholder interests between the two companies, the companies mutually intend that inForm, GmbH will contribute its expertise and the services of its key personnel to the Company as and when necessary in furtherance of the Company's goals and objectives. In recognition of the mutual interests between the principal shareholders and management of the two companies, the Company does not anticipate entering into a written agreement with the German affiliate. No remuneration will be paid to inForm, GmbH for services and expertise contributed to the Company."

12. Please see the last sentence in the quoted language in response to comment 12 above, to the effect that no remuneration will be paid to inForm, GmbH.

Exhibits

13. The form of preferred share certificate is included as Exhibit E.

Exhibit C Subscription Agreement

14. The erroneous reference to "appendices" has been removed from the Subscription Agreement.

Thank you for taking the time to review this submission. Please don't hesitate to contact the undersigned at the above address if .

Very truly yours,

Craig G. Christensen

CGC:thg
Enclosures